UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 August 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N    E    W    S         R    E    L    E    A    S    E

27 August 2015

CRH acquires scalable international growth platform

CRH plc, the international building materials group, is pleased to announce that it has reached an agreement to purchase C.R. Laurence Co., Inc. ("CRL") from the Friese family, for a total consideration of US$1.3 billion, including deferred consideration at a net present cost of US$86 million (payable over 5 years). The business will be acquired debt free and completion of the purchase is anticipated for early September 2015. CRH will finance the transaction using existing financial resources.

CRL, headquartered in Los Angeles, is North America's leading manufacturer and distributor of custom hardware and installation products for the professional glazing industry. The company designs, engineers and manufactures a wide range of innovative and high-value components required to complete the field installation of architectural glass in both commercial and residential applications. With over 1,600 employees at 42 locations CRL serves all of the US and Canada and is gaining a footprint overseas (Western Europe and Australia). The company generated PBT of US$51 million and had gross assets of US$290 million at end 2014. Its products include architectural and shower door hardware, glass installation tools and supplies, and aluminium storefront and door systems.

CRH's BuildingEnvelope® business is the leading supplier of fully integrated building envelope products (architectural glass, aluminium glazing systems) to the commercial glazing industry in North America. With 48 locations in North America and c. 4,500 employees, this business, which is part of CRH's Americas Products division, has the largest footprint in the industry.

With its large customer base of professional glaziers and glass shops, broad product offering, product development expertise and strong customer focus, CRL is an exceptional strategic fit with  BuildingEnvelope®. The combination of the two businesses will create a broad and complementary product offering to a common customer base, which offers significant synergies in supply chain integration, fixed costs, and market expansion through cross-selling.

Forecast CRL sales for 2015 are c. US$570 million, on which EBITDA of c. US$115 million is expected. This excludes annual synergies of US$40 million which are expected to be generated by 2017 from the combination with BuildingEnvelope®.

CRL's senior management team will continue to lead the business, reporting directly to the Chief Executive of BuildingEnvelope® as part of CRH's Americas Products Division to ensure a smooth integration into CRH.

Commenting on these developments, Albert Manifold, CRH Chief Executive, said:
"CRL is a business with strong growth characteristics and an excellent operational fit with our Building Envelope business in the United States and represents an exciting opportunity for CRH. In addition to increasing our exposure to the growing non-residential and residential construction markets in the United States, CRL's strong brand, focus on innovation and growing presence in Europe and Australia, combined with CRH's international reach, provide the potential for this high-growth business to become a global leader."

For further information, please contact CRH plc at Dublin (+353 1 404 1000):

Albert Manifold	Chief Executive
Maeve Carton	Finance Director
Frank Heisterkamp	Head of Investor Relations
Mark Cahalane	Group Director Corporate Affairs

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000  FAX +353 1 404 1007 E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 August 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director